SunAmerica Asset
Management, LLC

Harborside 5

185 Hudson Street

Suite 3300

Jersey City, NJ 07311

www.aig.com

Jennifer M. Rogers

Associate General Counsel

SunAmerica Asset

Management, LLC

AIG Life & Retirement

T +1 201 324 6522

C +1 215 284 0483

jennifer.rogers@aig.com

November 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Samantha Brutlag, Esq.

Re:	Global Strategy Fund (the “Fund”), a series of VALIC Company I (the “Registrant”)

Securities Act File No. 002-83631

Investment Company Act File No. 811-03738

Dear Ms. Brutlag:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission on November 22, 2021, regarding Post-Effective Amendment No. 109 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 108 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for the Fund only.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding in italicized text. The Registrant’s responses to each comment are set out immediately under the restated comment. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments with respect to the Fund, along with changes made to update certain other information in the Registration Statement will be filed separately. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment 1:

With respect to the subsection entitled “Fund Summary: Global Strategy Fund – Fees and Expenses of the Fund,” please provide the Staff with a completed fee table and expense example at least one week prior to the effective date of the Amendment. If any expense reimbursement is subject to a recoupment provision, please disclose the terms of the recoupment in the note to the fee table.

Response 1:	The Registrant submits that it has separately sent the Staff to review a completed fee table and expense example at least one week prior to the effective date of the Amendment.

Comment 2:

In the subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund,” the eighth paragraph states in relevant part that “[u]nder normal market conditions, the Fund expects to invest at least 40% of its net assets in foreign securities, including foreign equity securities and foreign sovereign debt securities.” Please also disclose how the Fund determines if its securities are foreign or tied economically to a country outside of the United States.

Response 2:	The requested change has been made.

Comment 3:

The Staff notes that in the subsection entitled “Investment Glossary – Investment Risks – Junk Bond Risk,” the disclosure mentions that investments in junk bonds can be speculative. Please add similar disclosure in Item 4 of the Prospectus.

Response 3:

The Registrant has revised the second sentence of the sixth paragraph in the subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund” as follows (additions bolded and underlined): Up to 15% of the Fund’s net assets may be invested in “high yield” or “junk” bonds (that is, securities rated below the Baa/BBB- categories or, if unrated, determined to be of comparable credit quality by the sub-subadviser), which are considered speculative.

Should you have any questions concerning the above, please call the undersigned at 215-284-0483.

Very truly yours,

/s/ Jennifer M. Rogers

Jennifer M. Rogers

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP